UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

NewLead Holdings Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G64626 115

(CUSIP Number)

Michail S. Zolotas

GRANDUNION INC.

83 Akti Miaouli & Flessa Street

185-38 Piraeus Greece

+30 (210) 428-8520

Copy to:

Kenneth R. Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G64626 115

(1)	Names of reporting person GRANDUNION INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Marshall Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,059,474
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,059,474
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,059,474
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.3%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. G64626 115

(1)	Names of reporting person FOCUS MARITIME CORP.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Marshall Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 16,100,001[1]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,100,001[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,100,001[1]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.6%
(14)	Type of reporting person (see instructions) CO

[1]

Focus is the beneficial owner of these shares, which include 13,877,778 Common Shares that may be issued upon conversion of the $124.9 million outstanding principal amount of convertible notes. Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the deposition of the Common Shares issued, provided herein that Focus has pledged the convertible notes as collateral for a loan referred to in Item 3 below.

SCHEDULE 13D

CUSIP No. G64626 115

(1)	Names of reporting person Michail S. Zolotas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Greece
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 17,020,418
	(8)	Shared voting power 2,059,474
	(9)	Sole dispositive power 17,020,418
	(10)	Shared dispositive power 2,059,474
(11)	Aggregate amount beneficially owned by each reporting person 19,079,892
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 56.4%
(14)	Type of reporting person (see instructions) IN

Consists of (i) 174,584 Common Shares owned by Michail S. Zolotas, individually, (ii) 241,273 Common Shares owned by Terra Stabile A.E., (iii) 499,313 Common Shares owned by Terra Norma S.A., (iv) 5,247 Common Shares owned by Meltemi Deck EPE, (v) 2,059,474 Common Shares owned by Grandunion Inc. (“GU”), and (vi) 16,100,001 Common Shares owned by Focus Maritime Corp.

SCHEDULE 13D

CUSIP No. G64626 115

(1)	Names of reporting person Nicholas G. Fistes
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Marshall Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,059,474
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,059,474
(11)	Aggregate amount beneficially owned by each reporting person 2,059,474
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.3%
(14)	Type of reporting person (see instructions) CO

Consists of 2,059,474 Common Shares owned by GU.

EXPLANATORY NOTE

Except as specifically amended and supplemented by this Amendment No. 4, and by Amendment No. 3 filed on March 21, 2012 (“Amendment No. 3”) and by Amendment No. 2 filed on September 16, 2010 (“Amendment No. 2”) and by Amendment No. 1 filed on October 22, 2009 (“Amendment No. 1”), all other provisions of the Schedule 13D filed by the Reporting Persons on September 28, 2009 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, or Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a), (b) and (c) to this Amendment No. 3.

Item 4. Purpose of Transaction

The information in Items 5 and 6 are incorporated by reference herein and Item 4 to the Schedule 13D is amended and restated as follows:

Except as otherwise set forth in this Amendment No. 4, none of the Reporting Persons has any current or proposed plans relating to or which could result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Item 5. Interest in Securities of the Issuer

The information in Item 6 is incorporated by reference herein and Items 5(a), (b) and (c) to the Schedule 13D is amended and restated as follows:

GU is the beneficial owner of 2,059,474 Common Shares, representing 10.3% of the Common Shares of the Company. GU has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, these shares. Mr. Fistes and Mr. Zolotas each own 50% of the issued and outstanding capital stock of GU and share voting power of the Common Shares owned by GU. As such, each of Mr. Fistes and Mr. Zolotas may be deemed to be the beneficial owner of the Common Shares beneficially owned by GU.

Focus is the beneficial owner of 16,100,001 Common Shares representing 47.6% of the Common Shares of the Company. Of the 16,100,001 Common Shares, 13,877,778 represent the Common Shares underlying the $124.9 million outstanding principal amount of the convertible notes (conversion price is $9.00 per share). Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares issued, provided, however, that Focus has pledged the convertible notes as collateral for the loan referred to in Item 3 of Amendment No. 1. Mr. Zolotas may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Focus.

Meltemi Deck EPE (“Meltemi”), Terra Stabile A.E. (“Terra Stabile”) and Terra Norma SA (“Terra Norma”) beneficially own 5,247 Common shares, 241,273 Common Shares, and 499,313 Common Shares, respectively. Each of Meltemi, Terra Stabile and Terra Norma have the sole power to vote or direct the vote of, or to dispose or direct the disposition of, their respective shares. On March 22, 2012, Terra Stabile transferred an aggregate of 55,334 Common Shares to various individuals, pursuant to Securities Purchase Agreements. Also on March 22, 2012, Nicholas Fistes transferred 488,084 Common Shares to Terra Norma pursuant to a Securities Purchase Agreement. On April 24, 2012, the Company issued to Terra Stabile and Terra Norma 227,273 Common Shares and 11,229 Common Shares, respectively, as settlement payment for outstanding invoices the Company owed to each of Terra Stabile and Terra Norma. Meltemi, Terra Stabile and Terra Norma are controlled by Mr. Zolotas and, hence, the Common Shares owned by Meltemi, Terra Stabile and Terra Norma may also be deemed to be beneficially owned by Mr. Zolotas.

Mr. Zolotas individually owns 174,584 Common Shares. On March 22, 2012 and April 2, 2012, Michail Zolotas transferred an aggregate of 698,000 Common Shares to one individual and three entities, pursuant to Securities Purchase Agreements. Including the other Common Shares beneficially owned through affiliated entities, Mr. Zolotas may be deemed to beneficially own an aggregate of 19,079,892 Common Shares, or 56.4% of the outstanding Common Shares.

Including the other Common Shares beneficially owned through affiliated entities, Mr. Fistes may be deemed to beneficially own an aggregate of 2,059,474 Common shares, or 10.3% of the outstanding Common Shares.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Undertaking

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANDUNION INC.

Date: April 30, 2012	By:	/s/ Michail S. Zolotas
Name: Michail S. Zolotas
Title: Chief Executive Officer

FOCUS MARITIME CORP.

Date: April 30, 2012	By:	/s/ Michail S. Zolotas
Name: Michail S. Zolotas
Title: Chief Executive Officer

Date: April 30, 2012	By:	/s/ Michail S. Zolotas
Name: Michail S. Zolotas

Date: April 30, 2012	By:	/s/ Nicholas G. Fistes
Name: Nicholas G. Fistes

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Amendment No. 4 to Schedule 13D with respect to the common shares of NewLead Holdings Ltd. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 4 to Schedule 13D jointly on behalf of each such party.

Dated: April 30, 2012

GRANDUNION INC.

By: /s/ Michail S. Zolotas
Name: Michail S. Zolotas
Title: Chief Executive Officer

FOCUS MARITIME CORP.
By: /s/ Michail S. Zolotas
Name: Michail S. Zolotas
Title: Chief Executive Officer

/s/ Michail S. Zolotas
Michail S. Zolotas

/s/ Nicholas G. Fistes
Nicholas G. Fistes